Hopportunity Holding Company LLC

ANNUAL REPORT

2885 Detroit Ave.

Cleveland, OH 44113

(216) 815-1857

saucybrewworks.com

This Annual Report is dated April 29, 2024.

BUSINESS

Founded in 2015, Saucy Brew Works, LLC ("Saucy" or the "Company") is a lifestyle brand firmly anchored in the art of brewing. Saucy manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants. Effective August 17, 2023, Hopportunity Holding Company LLC ("Hopportunity") was formed to acquire membership units of the subsidiaries from Saucy Brew Works, LLC, the former parent of the subsidiaries. Saucy Brew Works, LLC was subsequent converted from and LLC to a Corporation and holds 29% of the membership units in Hopportunity. The remaining 71% of the units are held by members who exchanged their units in Saucy Brew Works, LLC for units in Hopportunity. As there was no change in control upon this reorganization, the consolidated financial statements have been retrospectively presented as if Hopportunity had always controlled its mahority owned subsidiaries in accordance with prevailing accounting rules. The reorganization was effected on December 31, 2023.

Saucy Brew Works, LLC has nine wholly-owned subsidiaries: 1436 West 48th LLC ("48th Street"), Saucy Brew Works Pinecrest, LLC ("Pinecrest"), Saucy Brew Works Columbus, LLC ("Columbus"), Saucy Brew Works Detroit, LLC ("Detroit"), and Saucy Brew Works Sandusky, LLC ("Sandusky"), Saucy Brew Works Bayshore LLC ("Bayshore"), Saucy Brew Works Cleveland LLC ("Cleveland"), Saucy Brew Works Management LLC ("Management LLC") and Cartridge Acquisition, LLC (collectively, the Company). Cartridge Acquisition, LLC owns approximately fifty-two percent (52%) of the issued and outstanding membership interests of Cartridge Brewing, LLC.

In addition, the co-issuer for this offering, Saucy Brew Works SE2 LLC, is an Ohio LLC that was created for the exclusive purpose of directly acquiring, holding and disposing of Class C membership interests in the Issuer and raising capital in one or more offerings made in compliance with 17 C.F.R. §227.100 et seq. (“Regulation Crowdfunding”). The Co-Issuer will have no other operating activities outside of its investment into the Issuer. The Co-Issuer will be treated as an association taxable as a corporation for federal and all relevant state tax purposes, and neither the Company nor the Manager shall take any action or make any election which is inconsistent with such tax treatment. The Issuer will bear all costs and expenses attributable to the Co-Issuer activities, and shall reimburse the Co-Issuer for all such costs and expenses paid thereby on behalf of the Company.

Previous Offerings

Below are the issuances of equity within the two fiscal years presented in the audited financial statements:

Name: Class A Units
Type of security sold: Equity
Final amount sold: $350,000.00
Number of Securities Sold: 3,783,784
Use of proceeds: Conversion of the 2019 - Convertible Notes into equity.
Date: Fiscal year ended December 31, 2022.
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Units
Type of security sold: Equity
Final amount sold: $64,847, net of $50,853 of class C issuance costs

Number of Securities Sold: 276,521
Use of proceeds: Product line expansion and working capital.
Date: Fiscal year ended December 31, 2023.
Offering exemption relied upon: Regulation CF

Name: Class A Units in Hppportunity
Type of security sold: Equity
Final amount sold: $14,890,344
Number of Securities Sold: 100
Use of proceeds: Organizational restructure to simplify tax reporting for unit holders
Date: Fiscal year ended December 31, 2023.
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Performance of Financial Statements: The following discussion of our financial condition and results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022. This discussion should be read in conjunction with our consolidated financial statements and the related notes included in this offering Circular.

Revenue. Net revenue increased by $1,869 thousand, or 21% to $10.683thousand for the year ended December 31, 2023 from $8,815 thousand for the year ended December 31, 2022. This change was primarily driven by having Cartridge Brewing included for a full 12 months on the Company's statement of operations for the year ended December 31, 2023 versus 1 month for the year ended December 31, 2022.

Cost of Goods Sold. Cost of Goods Sold increased by $79 thousand, or 1%, to $7,877 thousand for the year ended December 31, 2023, as compared to $7,798 thousand from the year ended December 31, 2022. This change was primarily driven by having Cartridge Brewing included for a full 12 months on the Company's statement of operations for the year ended December 31, 2023 versus 1 month for the year ended December 31, 2022, offset by the Company focusing on the decreasing the food and labor input costs within the Company's brewpubs.

Gross Profit. Gross profit increased by $1,788 thousand to $2,806 thousand for the year ended December 31, 2023 from $1,017 thousand for the year ended December 31, 2022.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by $1,327 thousand, or 27%, to $6,227 thousand for the year ended December 31, 2023 from $4,900 thousand for the year ended December 31, 2021. This change was primarily driven by having Cartridge Brewing included for a full 12 months on the Company's statement of operations for the year ended December 31, 2023 versus 1 month for the year ended December 31, 2022.

Operating Loss. Our operating loss for the year ended December 31, 2023, decreased to an operating loss of $3,421 thousand from an operating loss of $3,882 thousand for the year ended December 31, 2022.

Other Income (Expense). Our other income (expense) decreased by $1,566 thousand to $100 thousand for the year ended December 31, 2023, from $1,666 thousand for the year ended December 31, 2022. This change was primarily driven by the increase in Employer Retention Tax Credit income that was recognized in the year ended December 31, 2023, offset by an increase in interest expense and a one-time write-off associated with the closure of the Saucy Brew Works Detroit brewpub.

Net Loss. Our net loss for the year ended December 31, 2023, decreased to a net loss of $3,315 thousand from a net loss of $2,176 thousand for the year ended December 31, 2022.

Historical results and cash flows:

At December 31, 2023 and 2022, the Company had cash of $155thousand and $261 thousand, respectively, reflecting the change in cash as described below.

Cash Flows Used in Operating Activities. Cash flows used in operating activities decreased by $635 thousand to $641 thousand for the year ended December 31, 2023, from $1,276 thousand for the year ended December 31, 2022. This change was primarily driven by the Company operating at a net loss for the year ended December 31, 2023, along with the write-off associated with the closing of the Detroit brewpub, offset by the increase in Employer Retention Tax Credit income.

Cash Flows Provided By (Used In) Investing Activities. Cash flows used in invested activities was $29 thousand during the year ended December 31, 2023 versus cash provided from investing activities during the year ended December 31, 2022. This change was primarily driven by the Company's sale of land in Independence, Ohio and the acquisition of

Cartridge Brewing during the fiscal year ended December 31, 2022.

Cash Flows Provided By (Used In) Financing Activities. Cash flows provided by (used in) financing activities increased by $1,804. This change was primarily driven by the Company refinancing and taking on additional, offset by less member contributions during the year ended December 31, 2023 and 2022.

The Company expects that, if necessary to support future operations, additional funding would be available through additional equity raises.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $155,612.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

LINES OF CREDIT

At December 31, 2023 and 2022, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (8.50% and 7.50% at December 31, 2023 and 2022, respectively), plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2023 and 2022, the revolving line of credit had an outstanding balance of $100,000 and $0, respectively.

At December 31, 2022, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrued interest at Prime plus 1.50% with interest payable monthly, provided the interest rate is not less than 4.75%. This revolving line of credit was collateralized by substantially all of the Company’s assets and had a member as a co-borrower. During March 2022, the Company paid off the outstanding balance of principal and accrued interest and the line of credit was closed.

At December 31, 2023 and 2022, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime, plus 2.75%, are collateralized by all assets of Cartridge, and are guaranteed by the former majority owners of Cartridge. The revolving line of credit is due on March 31, 2031, and interest is payable monthly. At December 31, 2023 and 2022, the revolving line of credit had an outstanding balance of $75,000 and $99,913, respectively.

In connection with the acquisition of Cartridge during 2022, the Company agreed to assume a line of credit (the “BlueVine Line”) for the principal amount of $32,041. The BlueVine Line required monthly installment payments of $3,185, including interest at 22.36% through March 2023. The BlueVine Line was collateralized by certain assets of Cartridge and guaranteed by the former majority owners of Cartridge. In January 2023, the Company paid off the remaining outstanding balance of the BlueVine Line. As of December 31, 2022, the outstanding balance of the BlueVine Line was $17,489.

LONG-TERM DEBT

The Company has a term note (the “County Loan”) for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly installment payments of $4,525 through May 2027, including interest at 2.50%, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2023 and 2022, the outstanding balance of the County Loan is $177,643 and $226,833, respectively.

In December 2022, the Company entered into a term note with a financial institution. The note requires monthly installment payments of $3,667, including interest at 5.00%, with a balloon payment due upon maturity in December 2027. The note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2023 and 2022, the outstanding balance of the note is $442,236 and $465,000, respectively.

During February 2021, the Company applied for and received a second draw Paychex Protection Program (“PPP”) loan of approximately $606,000. Borrowings bore interest at 1.00%, was set to mature in five years, and was subject to the same terms of forgiveness as the original PPP loan. In January 2022, the second draw PPP loan was fully forgiven and was recognized in other income on the accompanying consolidated statement of operations during the year ended December 31, 2022.

In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the “City WC Note”) with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by a certain member. In August 2020, the Company entered into a second Emergency Working Capital Loan Agreement with a city for an additional $10,000. Borrowings bear interest at 1.00% and are subject to the same terms as the first City WC Note. As of December 31, 2023 and 2022, the outstanding balance of the City WC Notes is $12,087 and $15,373, respectively.

In December 2020, the Company entered into a Term Note (the “Land Note”) with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company’s production facility. The Land Note requires monthly interest only payments at Prime plus 1.50% (minimum interest rate of 4.75%). In December

2021, the Company modified the debt agreement to extend the maturity date to April 15, 2022. The Land Note was guaranteed by certain members. During April 2022, the Company sold the related piece of Land and paid off the outstanding balance of principal and accrued interest and the Land Note was closed. As a result, the Company recognized a gain on sale totaling approximately $390,000 and is included in gain on sale of property and equipment on the accompanying consolidated statement of operations during the year ended December 31, 2022.

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the "Acquisition Note") for the principal amount of $1,448,458. The Acquisition Note requires monthly installment payments of $15,833 plus interest at Prime plus 2.75% through March 2031. The Acquisition Note is collateralized by all assets of Cartridge and guaranteed by the former majority owners of Cartridge. At December 31, 2022, the Company was not in compliance with certain negative covenants of the Acquisition Note, due to the change in ownership. As a result, the outstanding balance of the Acquisition Note totaling $1,432,626 was classified as current on the accompanying consolidated balance sheet. During 2023, the Company entered into a forbearance agreement with the bank, in which the bank agreed to forbear its rights and remedies against the Company, subject to certain stipulations, as defined. During September 2023, the Company entered into a loan modification agreement which required guarantees of the debt by certain members. The loan modification agreement was retroactive to the expiration of the forbearance agreement in June 2023. At
December 31, 2023, the Company was in violation of a financial covenant which was waived by the bank. At December 31, 2023, the outstanding balance on the Acquisition Note is $1,290,126.

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the "Van Note") for the principal amount of $17,491. The Van Note requires monthly installment payments of $500, including interest at 3.50% through January 2027. The Van Note is collateralized by an asset of Cartridge and guaranteed by the former majority owners of Cartridge. In March 2023, the Company paid off the remaining outstanding balance of the Van Note. As of December 31, 2022, the outstanding balance of the Van Note is $17,491.

During 2023, the Company entered into three separate loans totaling $597,762 with the third party who provides the POS platform to the Company. Loan payments are based on daily holdbacks of 13.2% of the credit card receipts at the Cleveland, Columbus, and Pinecrest locations. The loans are non-interest bearing and have a target maturity and maximum loan term of 360 days and 420 days, respectively. The loans are collateralized by accounts receivable. As of December 31, 2023, the outstanding aggregate balance on the three loans is $525,401.

The Company entered into a Lease Termination and Settlement Agreement in November 2023 to terminate the lease at the Detroit location. To entice the landlord to enter into the lease agreement, the Company agreed to pay a termination fee of $824,417. The Company was required to pay an upfront fee of $50,000 and the landlord applied the rent deposit of $34,917 resulting in a net amount due of $739,500. The Company is required to pay $8,500 per month payable over 87 months commencing in December 2023 and maturing in February 2031. As the note is non-interest bearing, interest was imputed on the note based on the prime rate in effect as of the date of the agreement (8.50%). The imputed interest balance is reflected as a deduction to debt and is $181,100 at December 31, 2023. The net outstanding balance on the note is $541,401 at December 31, 2023. In addition to the termination fee payable, the Company also has an outstanding payable for back rent of $362,794 due to the landlord as of December 31, 2023. The payable accrues interest on a monthly basis and is reflected in accounts payable on the consolidated balance sheet. The payable for back rent and related accrued interest will be forgiven at the time the termination fee note is paid in full, however, if the Company defaults on any its obligations related to the termination fee note, the payable for the back rent and related accrued interest will be immediately due and payable.

As of December 31, 2023, total long-term debt outstanding and convertible notes (see Note 6) and unamortized debt issuance costs were $5,179,429 and $58,199, respectively.

At December 31, 2023, future maturities of long-term debt and convertible notes (see Note 6) are approximately as follows:

2024	$ 2,115,000
2025	369,000
2026	369,000
2027	1,519,000
2028	271,000
Thereafter	536,000
	$ 5,179,000

The terms of certain lines of credit and long-term debt agreements include certain non-financial covenants to be met, as defined.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brent Zimmerman

Brent Zimmerman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, Co-Founder, and Manager
Dates of Service: June, 2015 - Present
Responsibilities: Overall direction and growth, along with fundraising and strategic partnerships. Zimmerman receives

an annual salary of $170,000 and holds 101.95 Class A units in Hopportunity.

Other business experience in the past three years:
Employer: JJCBUS
Title: CEO
Dates of Service: December, 2010 - Present
Responsibilities: Raised equity to fund eight Jimmy John's franchises, representing a 120-person operation with over $7 million in revenue.

Other business experience in the past three years:
Employer: Brent Zimmerman Development LLC
Title: Real Estate Developer
Dates of Service: March, 2015 - Present
Responsibilities: Developed over $200 million of commercial real estate in Cleveland and Columbus, including site selection, land purchase, raising equity, and delivering and stabilizing and renting final product.

Other business experience in the past three years:
Employer: Airriva
Title: Board Member
Dates of Service: January, 2022 - Present
Responsibilities: Sit on the board of a tech-forward, next-generation lodging company that combines unique stays with the consistency of a hotel experience.

Other business experience in the past three years:
Employer: Saucy Brew Works SE2 LLC
Title: Manager
Dates of Service: April, 2021 - Present
Responsibilities: Managing incoming investments / investors.

Other business experience in the past three years:
Employer: (re)spring
Title: CEO
Dates of Service: January, 2016 - Present
Responsibilities: Developed and implemented a groundbreaking real estate investment vehicle providing debt funding to legal cannabis production and cultivation facilities across the United States.

Other business experience in the past three years:
Employer: Sleep Over Management LLC
Title: Co-Founder
Dates of Service: January, 2022 - Present
Responsibilities: Managing incoming investments/ investors.

Name: Matthew Shubeck

Matthew Shubeck's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operations Officer
Dates of Service: January, 2020 - Present
Responsibilities: Operations and forecasting. Shubeck holds 2,472,900 Class B Units and 135,823 Class A Units in Saucy Brew Works LLC and receives an annual salary of $170,000.

Other business experience in the past three years:
Employer: Sleep Over Management LLC
Title: Accounting Controller
Dates of Service: April, 2022 - Present
Responsibilities: Accounting and budgeting.

Name: Eric Anderson

Eric Anderson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Brewing Officer and Co-Founder
Dates of Service: April, 2016 - Present
Responsibilities: Brewery operations and creative direction. Anderson received an annual salary of $170,000 and holds

7,418,700 Class B Units in Saucy Brew Works LLC.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Hopportunity Class A Units
Member Name: Paul Hubbard
Amount and nature of Beneficial ownership: 304.00
Percent of class: 30.40%

RELATED PARTY TRANSACTIONS

During 2019, the Company issued convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement. During 2021, the Company offered a voluntary prepayment to the holders of the 2019 Convertible Notes which resulted in the Company issuing 7,089,404 Class A Units equal to $730,142. Based on elections of the 2019 Convertible Notes note holders, the Company paid $440,000 of principal to certain noteholders. During 2022, the Company issued 3,783,784 Class A Units equal to $350,000. Based on elections of the 2019 Convertible Notes note holders, the Company paid $750,000 of principal to certain noteholders. This final payment and conversion closed the 2019 Convertible Notes. As of December 31, 2023 and 2022, accrued and unpaid paid-in-kind interest is $64,412.

In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes accrue interest at an annual rate of 10% and mature in February 2025. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity.

During June 2021, the Company issued an unsecured revolving note (the “Member Note”) for the amount of $450,000, payable on demand to a member of the Company. Interest is payable monthly at the Prime rate. As of December 31, 2023 and 2022, the total outstanding balance of the Member Note is $450,000. The note has been classified as current, as the Company anticipates to repay the principal outstanding balance during 2024.

During February 2022, the Company issued multiple revolving promissory notes to members (collectively, the 2022 Revolving Notes) in an aggregate maximum principal amount of $750,000. Advances on the 2022 Revolving Notes accrue interest at an annual rate of 10%, payable quarterly, and mature in February 2027. As of December 31, 2023 and 2022, the total outstanding balance of the 2022 Revolving Notes plus paid-in-kind interest is $859,675 and $815,925, respectively.

During March 2022, the Company issued a line of line of credit note to a member in the amount $400,000. Borrowings on the line of credit accrue interest at an annual rate of 10%, payable quarterly, and is due on demand. As of December 31, 2023 and 2022, the total outstanding balance of this line of credit is $454,565 and $431,232, respectively.

In December 2022, the Company issued a series of unsecured promissory notes to members (collectively, the Cartridge Related-Party Notes) in an aggregate principal amount of $180,000. The Cartridge Related-Party Notes accrue interest at an annual rate of 10% and mature in June 2026. The notes require monthly interest-only payments beginning in January 2023. Beginning in July 2023, the Cartridge Related-Party Notes require monthly installment payments of $4,178 plus interest. In January 2023, the Company raised an additional $220,000 as part of this Note. In August 2023, the Company paid the notes in full. At December 31, 2022, the outstanding balance on the notes was $180,000.

In December 2022, the Company issued a series of interest-free promissory notes to the sellers of Cartridge, in consideration of the business acquisition (see Note 2), (collectively, the Seller Notes) in an aggregate principal amount of $166,316. The Seller Notes require various semi-annual principal payments beginning in December 2023 and mature at various dates through December 2026. At December 31, 2023 and 2022, the total outstanding balance of the Seller Notes is $166,316.

The Company has $170,498 in payables due to related parties for services provided to the Company during 2023. The payables are short-term and are included in current liabilities on the consolidated balance sheet.

In February 2024, the Company entered into an unsecured promissory note in the amount of $1,258,840 with a member of the Company. The note refinanced approximately $1,000,000 of debt included in the notes above. In addition, the Company issued a $250,000 unsecured promissory note with the same member in March 2024.

OUR SECURITIES

Class A and Class B units were entitled to voting rights, as defined in the Company's operating agreement. Class C units were non-voting. The Company was authorized to issue an unlimited amount of each class of unit. To the extent funds were available, the Company made distributions to the members that enabled them to pay federal, state, and local taxes attributable to their units based upon their allocation of taxable income, if any, for the period. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after satisfaction of all debts, liabilities, and obligations of the Company, the excess cash balance would have been paid to the unit holders in accordance with the distribution rights as defined in the Company's operating agreement.

A "Unit" means a measure of a Member's interest in the Company's distributions, Profits, Losses and items thereof as provided for in this Agreement including an undivided interest in the holder's Capital Account balance with respect thereto. The classes of Units of the Company consist of each of the following:

(i) A "Class A Unit" means a Unit representing ownership of a Class A Interest. "Class A Interest" means the membership interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth herein, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as the "Class A Interests." The "Class A Members" means, collectively, those Members listed on the attached Exhibit A as holding Class A Units, each of whom may be referred to individually as a "Class A Member."

(ii) A "Class B Unit" means a Unit representing ownership of a Class B Interest. "Class B Interest" means the membership interest of a Class B Member in the Company as set forth in this Agreement, including, without limitation, rights to (i) vote on various Company matters as set forth herein, and (ii) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class B Interests of all the Class B Members shall be referred to herein as the "Class B Interests." The "Class B Members" means, collectively, those Members listed on the attached Exhibit A as holding Class B Units, each of whom may be referred to individually as a "Class B Member." Any Class B Interest is intended to constitute a "profits interests" in the Company (as that term is defined in IRS Revenue Procedure 93-27 and clarified by IRS Revenue Procedure 2001-43) that will entitle the Class B Member holding such Class B Interest to share in the portion of the future Profits, Losses and capital appreciation of the Company that corresponds to such Class B Member's Percentage Interest (as shown on Exhibit A) and that will entitle that Class B Member to all of the other rights of a Member to the extent of that Class B Interest. Accordingly, the Capital Account balances of all of the Members of the Company at the time of the admission of each Class B Member will be revalued as of the date of such admission pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(f), and the initial Capital Account balance in the Company with respect to each such Class B Member's Class B Interest shall be zero. Neither upon the grant of a Class B Interest nor at the time that such Class B Interest becomes substantially vested (as that term is defined in Treasury Regulations §1.83-3(b)) shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of that Class B Interest. Notwithstanding the fact that any Class B Interest may be substantially nonvested (as that term is defined in Treasury Regulations §1.83-3(b)) at the time of its grant, the Company and each Class B Member shall treat each Class B Member as the owner of their respective Class B Interests from the date of the grant of each such Class B Interest, and each Class B Member shall take into account that Class B Member's distributive share of Company income, gain, loss, deduction and credit associated with that Class B Member's Class B Interest in computing that Class B Member's income tax liability for the entire period during which that Class B Member holds that Class B Interest. In accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Class B Interest issued after the effective date of such Proposed Treasury Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Treasury Regulations or successor rules) of the Class B Interests as of the date of issuance of such Class B Interests. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of membership interests while the safe harbor election remains effective.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it’s a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven equity prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by a competitor in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a competitor in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred equity could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred equity could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Innovation Products (i.e. Cold Brew Coffee, Ready-to-Drink Beverages, Seltzers, Non-Alcoholic Beers). Delays or cost overruns in the development of our Innovation Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class C Unit that an investor is buying has voting rights attached to them. This means you will have no ability or limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Saucy Brew Works LLC was formed on July 9, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Saucy Brew Works LLC has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Company Is Dependent on Its Distributors: The Company sells its alcohol beverages to independent beer Distributors for distribution to retailers and, ultimately, to drinkers. Although the Company currently has arrangements with two Distributors, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional Distributors. Changes in control or ownership within the current distribution network could lead to less support of the Company’s products. Contributing to distribution risk is the fact that the Company’s distribution agreements are generally terminable by the Distributor on relatively short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company’s ability to maintain its existing distribution arrangements may be adversely affected by the reliance of its distributors on major beer producers for a large percentage of their revenue, and therefore, they may be influenced by such producers. If the Company’s existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution. The success of our brand depends upon the positive image that consumers have of it: Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations. Distributions The Company is not required to distribute any profits, and the Company’s manager may, in its sole discretion, reinvest any profits into the Company’s operations. Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.: Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants’ advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

Hopportunity Holding Company LLC

By /s/ *Brent Zimmerman*

Name: Hopportunity Holding Company LLC

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Hopportunity Holding Company LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2023 and 2022

Cohen & Co

cohencpa.com

HOPPORTUNITY HOLDING COMPANY LLC AND SUBSIDIARIES

DECEMBER 31, 2023 AND 2022

TABLE OF CONTENTS

Cohen & Co®

Independent Auditor's Report

Members
Hopportunity Holding Company LLC and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Hopportunity Holding Company LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2023 and 2022, and the related consolidated statements of operations, members' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hopportunity Holding Company LLC and Subsidiaries as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Hopportunity Holding Company LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hopportunity Holding Company LLC and Subsidiaries' ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hopportunity Holding Company LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hopportunity Holding Company LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cohen & Company Ltd.

Cleveland, Ohio
April 23, 2024

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS		
CURRENT ASSETS		
Cash	$ 155,612	$ 261,154
Accounts receivable	133,700	137,115
Equity subscriptions receivable	13,645	4,730
Inventories	604,751	592,290
Prepaid expenses and other current assets	33,921	30,642
	941,629	1,025,931
PROPERTY AND EQUIPMENT - AT COST		
Buildings and building improvements	312,746	312,746
Leasehold improvements	5,271,073	6,579,332
Machinery and equipment	4,995,003	5,166,428
Computer equipment	256,744	324,647
Furniture and fixtures	219,353	237,271
Vehicles	27,752	27,752
Construction in progress	545,344	325,011
	11,628,015	12,973,187
Less: Accumulated depreciation	5,886,285	4,706,568
	5,741,730	8,266,619
OTHER ASSETS		
Operating lease right-of-use assets	9,643,483	10,950,791
Other assets	162,309	221,233
	9,805,792	11,172,024
	$ 16,489,151	$ 20,464,574
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Lines of credit	$ 629,565	$ 548,634
Current portion of long-term debt	2,114,648	2,796,626
Accounts payable	1,468,022	1,550,043
Related parties payable	170,498	-
Accrued expenses and other current liabilities	488,058	567,574
Current portion of operating lease liabilities	426,555	694,592
	5,297,346	6,157,469
LONG-TERM LIABILITIES		
Long-term debt - Net and convertible notes	3,006,582	1,618,536
Operating lease liabilities	10,186,742	11,433,969
	13,193,324	13,052,505
MEMBERS' EQUITY (DEFICIT)	(2,230,346)	1,019,917
NON-CONTROLLING INTEREST	228,827	234,683
	(2,001,519)	1,254,600
	$ 16,489,151	$ 20,464,574

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
REVENUE		
Retail	$ 9,247,194	$ 7,645,885
Wholesale	1,436,539	1,169,544
	10,683,733	8,815,429
COST OF GOODS SOLD		
Retail	6,198,488	5,850,493
Wholesale	1,678,894	1,947,199
	7,877,382	7,797,692
GROSS PROFIT	2,806,351	1,017,737
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	6,226,880	4,900,168
OPERATING LOSS	(3,420,529)	(3,882,431)
OTHER INCOME (EXPENSE)		
Gain (loss) on disposal of property and equipment	(1,051,825)	392,667
Loss on lease termination	(152,218)	-
Interest expense	(527,904)	(476,146)
Paycheck Protection Program loan forgiveness income	-	606,147
Employer Retention Tax Credit income	1,592,503	1,019,308
Other income	239,007	123,698
	99,563	1,665,674
NET LOSS	(3,320,966)	(2,216,757)
LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(5,856)	(40,741)
NET LOSS ATTRIBUTABLE TO HOPPORTUNITY HOLDING COMPANY LLC AND SUBSIDIARIES	$ (3,315,110)	$ (2,176,016)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2023 AND 2022

	CLASS A UNITS		CLASS B UNITS		CLASS C UNITS		HOPPORTUNITY UNITS		NON-CONTROLLING INTEREST		MEMBERS'	TOTAL
	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	DEFICIT	MEMBERS' DEFICIT
BALANCE - JANUARY 1, 2022	94,782,465	$ 13,853,198	24,729,000	$ -	1,506,696	$ 622,299	-	$ -	-	$ -	$ (11,629,564)	$ 2,845,933
Conversion of 2019 convertible notes to equity	3,783,784	350,000	-	-	-	-	-	-	-	-	-	350,000
Contributions of non-controlling interest members into Cartridge Brewing LLC	-	-	-	-	-	-	-	-	1,704	275,424	-	275,424
Net loss	-	-	-	-	-	-	-	-	-	(40,741)	(2,176,016)	(2,216,757)
BALANCE - DECEMBER 31, 2022	98,566,249	14,203,198	24,729,000	-	1,506,696	622,299	-	-	1,704	234,683	(13,805,580)	1,254,600
Crowdfunding contributions net of class c issuance costs of $50,853	-	-	-	-	276,521	64,847	-	-	-	-	-	64,847
Conversion of ownership units to Hopportunity	(98,566,249)	(14,203,198)	(24,729,000)	-	(1,783,217)	(687,146)	1,000	14,890,344	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	(5,856)	(3,315,110)	(3,320,966)
BALANCE - DECEMBER 31, 2023	-	$ -	-	$ -	-	$ -	1,000	$ 14,890,344	1,704	$ 228,827	$ (17,120,690)	$ (2,001,519)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (3,320,966)	$ (2,216,757)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	1,722,289	1,393,687
Loss (gain) on disposal of property and equipment	1,051,825	(392,667)
Interest paid-in-kind	67,083	96,258
Paycheck Protection Program loan forgiveness income	-	(606,147)
Write-off of right-of-use assets and operating lease liabilities	(483,331)	-
Operating lease expense	699,178	673,434
Gain on acquisition	-	(3,771)
Changes in operating assets and liabilities		
Accounts receivable	3,415	(87,575)
Equity subscription receivable	(8,915)	2,307
Inventories	(12,461)	7,660
Prepaid expenses and other assets	55,645	193,569
Accounts payable	(82,021)	166,009
Related parties payable	170,498	-
Accrued expenses and other current liabilities	(79,516)	157,072
Operating lease liabilities	(423,803)	(659,424)
Net cash flow used in operating activities	(641,080)	(1,276,345)
CASH FLOW PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Acquisition of property and equipment	(249,225)	(409,212)
Proceeds from sale of property and equipment	-	2,800,000
Acquisition of cash in business acquisition (see Note 2)	-	51,307
Net cash flow provided by (used in) investing activities	(249,225)	2,442,095
CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Net borrowings (repayments) on lines of credit	57,598	(356,945)
Borrowings on long-term debt	1,378,739	969,928
Repayments on long-term debt	(716,421)	(1,477,211)
Payment of debt issuance costs	-	(27,143)
Repayments on convertible debt	-	(248,047)
Contributions from members - Net	64,847	119,550
Net cash flow provided by (used in) financing activities	784,763	(1,019,868)
NET INCREASE (DECREASE) IN CASH	(105,542)	145,882
CASH - BEGINNING OF YEAR	261,154	115,272
CASH - END OF YEAR	$ 155,612	$ 261,154
SUPPLEMENTAL FINANCIAL INFORMATION		
Interest paid	$ 460,888	$ 238,507
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 687,897	$ 762,545
NONCASH INVESTING AND FINANCING ACTIVITIES		
Right-of-use assets obtained in exchange for operating lease liabilities	$ 589,320	$ 10,501,742
Refinance of long-term debt	$ -	$ 460,671
Conversion of convertible notes to equity	$ -	$ 350,000
Acquisition financed through long-term debt (see Note 2)	$ -	$ 166,316

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Hopportunity Holding Company LLC (“Hopportunity”), and its eight wholly-owned subsidiaries, 1436 West 48th LLC (“48th Street”), Saucy Brew Works Pinecrest, LLC (“Pinecrest”), Saucy Brew Works Columbus, LLC (“Columbus”), Saucy Brew Works Detroit, LLC (“Detroit”), Saucy Brew Works Sandusky, LLC (“Sandusky”), and Saucy Brew Works Bayshore LLC (“Bayshore”), and its majority-owned subsidiary Cartridge Acquisition, LLC (collectively, “the Company”). All intercompany balances and transactions have been eliminated in consolidation.

Effective June 1, 2023, the Company ceased operations at the Detroit location. The Company incurred an approximate loss of $1,052,000 on the disposal of assets at the location and a net loss of approximately $152,000 related to the termination of the lease in conjunction with the closure of the location. These amounts are reflected in other income (expense) on the consolidated statement of operations.

Effective August 17, 2023, Hopportunity was formed to acquire the membership units of the subsidiaries from Saucy Brew Works, LLC (“Old Saucy”), former parent of the subsidiaries. Old Saucy was subsequently converted from an LLC to a corporation and holds 29% of the membership units in Hopportunity. The remaining 71% of the units are held by members who exchanged their units in Old Saucy for units in Hopportunity. As there was no change in control upon this reorganization, the consolidated financial statements have been retrospectively presented as if Hopportunity had always controlled its wholly owned and majority owned subsidiaries in accordance with prevailing accounting rules. The reorganization was effected on December 31, 2023.

Nature of Operations

The Company is an Ohio limited liability company (LLC), which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

Use of Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used and such differences may be material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the TTB) regulations, as well as compliance with the alcohol tax laws of states in which the Company conducts business, which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB and these states. The Company calculates its excise tax expense based upon units sold and on its understanding of the applicable excise tax laws. Excise tax expense is included in revenue in the consolidated statement of operations and was approximately $22,000 and $18,000 for the years ended December 31, 2023 and 2022, respectively.

Revenue Recognition

The Company's performance obligations primarily consist of the sale of craft beer. Agreements are entered into by the Company in the form of purchase orders or contracts. The Company recognizes this wholesale revenue when the Company satisfies its performance obligation under the contract by transferring the promised product to the customer when the customer obtains control of the product. This generally happens when the customer picks up the order from the Company's facility. The Company is the principal in all contracts.

The Company disaggregates revenue by retail and wholesale revenue, as management believes that presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

The transaction price is allocated to the performance obligation based on the terms outlined in the formal contract or purchase order. The transaction price does not include any variable consideration.

Company retail revenue is comprised of retail sales at Company-operated restaurants. Sales by Company-operated restaurants are recognized when food and beverage items are sold. Retail revenue is reported net of sales taxes collected from guests that are remitted to the appropriate taxing authorities.

Concentrations

During the years ended December 31, 2023 and 2022, approximately 12% of the Company's revenues were from one customer. Additionally, at December 31, 2023 and 2022, the Company had no concentrations in regards to accounts receivable.

Cash

The Company maintains its cash in accounts with a bank, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on its cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standard - Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board (FASB) issued guidance (FASB Accounting Standards Codification [ASC] 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to guidance in FASB ASC 326 are accounts receivable.

The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the consolidated financial statements and primarily resulted in new/enhanced disclosures only.

Accounts Receivable and Allowance for Credit Losses

The Company operates in the restaurant industry and its accounts receivable are primarily derived from end-user customers. Since the Company's trade receivables are largely similar, the Company evaluates its allowance for credit losses as one portfolio segment. Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within five days from the invoice date. The Company generally collects receivables within five days, and typically does not charge interest on past due accounts receivable. Accounts receivable are stated at the amount billed to the customer.

At each balance sheet date, the Company evaluates if an expected allowance for credit losses is necessary. In addition, also at each reporting date, this evaluation is updated to reflect any changes in credit risk since the receivable was initially recorded. This evaluation is determined on a pooled basis where similar risk characteristics exist.

The allowance evaluation is derived from a review of the Company's historical losses based on the aging of receivables. This evaluation is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to evaluate the expected allowance for credit losses, as the Company's portfolio segment has remained consistent since the Company's inception. Based on the Company's evaluation, it was determined that no allowance for credit losses is considered necessary as of December 31, 2023.

The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and the possibility of recovery is unlikely. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery, in accordance with the Company's accounting policy election.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Credit Losses (continued)

Prior to the adoption of ASC 326, the carrying amount of accounts receivable was reduced by a valuation allowance that reflected management's best estimate of the amounts that would not be collected. Management individually reviewed all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimated the portion, if any, of the balance that would not be collected. Additionally, management estimated an allowance for the aggregate remaining accounts receivable based on historical collectability. When receivables were determined to be uncollectible, they were written off against the allowance for doubtful accounts.

Inventories

Retail inventories are stated at the lower of cost (first-in, first-out method) or net realizable value and wholesale inventories are stated at the lower of cost (average cost method) or net realizable value. The Company reviews its inventories on a periodic basis and provides appropriate reserves based on quantities of inventory on hand and future demand. Management does not believe that an allowance for excess or slow-moving inventory is necessary at December 31, 2023 and 2022.

Depreciation

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Buildings and building improvements	39 years
Leasehold improvements	5 - 20 years
Machinery and equipment	5 - 7 years
Computer equipment	1 - 3 years
Furniture and fixtures	3 - 5 years
Vehicles	5 years

Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life or the term of the lease.

Depreciation expense totaled approximately $1,722,000 and $1,394,000 in 2023 and 2022, respectively, the majority of which is included in cost of goods sold in the accompanying consolidated statement of operations. Maintenance and repairs that are not considered betterments and do not extend the useful life of property and equipment are charged to expense as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deposits

The Company distributes its craft beer in kegs and packaged beer primarily in cans. The Company collects a deposit when kegs are shipped. This deposit is refunded to the distributor or customer upon return of the keg to the Company. An estimate of the deposit liability is based on recent historical information; this computation requires that management make certain estimates and assumptions that affect the reported amount of liabilities and expenses in the consolidated financial statements. As of December 31, 2023 and 2022, the deposit liability was included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet, totaling approximately $74,000 and $56,000, respectively.

Advertising

Advertising costs are expensed as incurred. For 2023 and 2022, advertising costs amounted to approximately $134,000 and $320,000, respectively.

Equity Subscriptions Receivable

Equity subscriptions receivable that are collected prior to the date the consolidated financial statements were available to be issued are recorded as current assets. Equity subscriptions receivable that have not been collected as of the date the consolidated financial statements were available to be issued are recorded as a reduction to the respective member contribution.

Forgivable Loans

Absent specific guidance in GAAP, the Company accounts for forgivable loans as debt in accordance with ASC 470 and accrues interest in accordance with the interest method under ASC 835-30. Accordingly, proceeds from such loans are recorded as a liability until either the loan is, in part or wholly forgiven and the debt has been legally released or the loan is paid off. In addition, the Company has elected to classify the entire liability as long-term debt.

Government Assistance

Employee Retention Credits (ERCs) are refundable tax credits reimbursable to eligible employers, as defined in the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Consolidated Appropriations Act (CAA). Due to the uncertainty of the timing and amount of credits to be received, management has accounted for ERCs in accordance with ASC 450-30, *Gain Contingencies*, and will not record the impact of the ERCs until such uncertainties are resolved and the income is realizable. For the years ended December 31, 2023 and 2022, the Company received and recognized into income ERCs totaling approximately $1,593,000 and $1,019,000, respectively. The income is reflected in other income (expense) on the consolidated statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, which provide for the Company's income or loss to be taxed directly to its members. Accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the years ended December 31, 2023 and 2022, the Company did not have a liability for unrecognized tax benefits.

Future Operations

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred net losses of approximately $3,321,000 and $2,217,000 in 2023 and 2022, respectively. During this time, operations have been funded through members' equity and debt. Management plans to improve future financial results by growing revenue through geographic expansion and increasing margins by creating synergies and efficiencies among its locations. Although management continues to pursue these plans, there is no assurance that management's plans will alleviate the effects of these conditions and that such plans can be effectively implemented or achieved. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company expects that, if necessary, to support future operations, additional funding will be available through equity raises or additional credit facilities.

Leases

The Company determines if an arrangement is, or contains, a lease at the inception date. In evaluating contracts to determine if they qualify as a lease, the Company considers factors such as if the Company has obtained substantially all of the rights to the underlying asset through exclusivity, if the Company can direct the use of the asset by making decisions about how and for what purpose the asset will be used, and if the lessor has substantive substitution rights. This evaluation may require significant judgment.

Right-of-use (ROU) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based primarily on the present value of lease payments over the lease term. In determining the discount rate used to measure the ROU assets and lease liabilities, the Company uses rates implicit in the lease, when available. If the rate implicit in the lease is not readily available, the Company has elected to use a risk-free rate for all classes of assets. The risk-free rate used is the U.S. Treasury Bill Rate in effect at the commencement of the lease for a similar term. The operating lease ROU assets also include any lease payments made at commencement and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (continued)

The Company elected to apply the short-term lease exemption. Under this exemption, ROU assets and lease liabilities are not recognized for leases with an initial term of 12 months or less. The Company had no short-term leasing arrangements during 2023 and 2022.

The Company elected the practical expedient to account for lease and non-lease components as a single lease component. There may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. Payments for non-lease components are recognized in operating expenses in the period in which the obligation for those payments was incurred. Variable lease expense during 2023 and 2022 was immaterial to the consolidated financial statements.

The Company has real estate lease agreements which are a triple net lease, whereby the lessee pays all utilities, insurance, real estate taxes, and maintenance associated with the property. These costs are considered to be lessee costs recognized in the consolidated statement of operations in the period in which the related obligation is incurred and are not considered to be variable lease expense.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

2. BUSINESS ACQUISITION

On December 1, 2022, the Company entered into a membership interest purchase agreement (Purchase Agreement) to acquire 52% of the outstanding member units and assume certain liabilities of Cartridge Brewing, LLC (Cartridge). As part of the acquisition, the seller retained a 48% non-controlling interest, valued at $155,874. The acquisition was accounted for in accordance with GAAP and was made to obtain customer lists and expand the Company's offerings related to the operation of craft breweries and restaurants. The acquisition price was $166,316, which was financed through promissory notes to the sellers.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:	
Cash	$ 51,307
Inventories	102,094
Property and equipment	2,291,922
Operating lease right-of-use asset	2,269,183
Prepaid expenses and other assets	67,060
	4,781,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

2. BUSINESS ACQUISITION (Continued)

Liabilities assumed:	
Accounts payable	250,948
Accrued expenses	77,219
Lines of credit	375,246
Long-term debt	1,465,949
Operating lease liability	2,286,243
	4,455,605
Net assets acquired	325,961
Less: Fair value of non-controlling interest	155,874
Total identifiable net assets	170,087
Purchase price	166,316
Gain on acquisition	$ 3,771

The gain is recorded in other income (expense) on the consolidated statement of operations. The gain was a result of the group of majority owners wanting to exit the business in a quick and efficient manner as they no longer had the ability to commit any further capital into the business.

3. INVENTORIES

At December 31, 2023 and 2022, inventories consisted of the following:

	2023	2022
Raw material	$ 185,532	$ 189,306
Work in process	146,952	189,596
Finished goods	272,267	213,388
	$ 604,751	$ 592,290

4. LINES OF CREDIT

At December 31, 2023 and 2022, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (8.50% and 7.50% at December 31, 2023 and 2022, respectively), plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2023 and 2022, the revolving line of credit had an outstanding balance of $100,000 and $0, respectively.

At December 31, 2022, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrued interest at Prime plus 1.50% with interest payable monthly, provided the interest rate is not less than 4.75%. This revolving line of credit was collateralized by substantially all of the Company’s assets and had a member as a co-borrower. During March 2022, the Company paid off the outstanding balance of principal and accrued interest and the line of credit was closed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

4. LINES OF CREDIT (Continued)

At December 31, 2023 and 2022, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime, plus 2.75%, are collateralized by all assets of Cartridge, and are guaranteed by the former majority owners of Cartridge. The revolving line of credit is due on March 31, 2031, and interest is payable monthly. At December 31, 2023 and 2022, the revolving line of credit had an outstanding balance of $75,000 and $99,913, respectively.

In connection with the acquisition of Cartridge during 2022, the Company agreed to assume a line of credit (the "BlueVine Line") for the principal amount of $32,041. The BlueVine Line required monthly installment payments of $3,185, including interest at 22.36% through March 2023. The BlueVine Line was collateralized by certain assets of Cartridge and guaranteed by the former majority owners of Cartridge. In January 2023, the Company paid off the remaining outstanding balance of the BlueVine Line. As of December 31, 2022, the outstanding balance of the BlueVine Line was $17,489.

5. LONG-TERM DEBT

The Company has a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly installment payments of $4,525 through May 2027, including interest at 2.50%, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2023 and 2022, the outstanding balance of the County Loan is $177,643 and $226,833, respectively.

In December 2022, the Company entered into a term note with a financial institution. The note requires monthly installment payments of $3,667, including interest at 5.00%, with a balloon payment due upon maturity in December 2027. The note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2023 and 2022, the outstanding balance of the note is $442,236 and $465,000, respectively.

During February 2021, the Company applied for and received a second draw Paychex Protection Program ("PPP") loan of approximately $606,000. Borrowings bore interest at 1.00%, was set to mature in five years, and was subject to the same terms of forgiveness as the original PPP loan. In January 2022, the second draw PPP loan was fully forgiven and was recognized in other income on the accompanying consolidated statement of operations during the year ended December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

5. LONG-TERM DEBT (Continued)

In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the "City WC Note") with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by a certain member. In August 2020, the Company entered into a second Emergency Working Capital Loan Agreement with a city for an additional $10,000. Borrowings bear interest at 1.00% and are subject to the same terms as the first City WC Note. As of December 31, 2023 and 2022, the outstanding balance of the City WC Notes is $12,087 and $15,373, respectively.

In December 2020, the Company entered into a Term Note (the "Land Note") with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company's production facility. The Land Note requires monthly interest only payments at Prime plus 1.50% (minimum interest rate of 4.75%). In December 2021, the Company modified the debt agreement to extend the maturity date to April 15, 2022. The Land Note was guaranteed by certain members. During April 2022, the Company sold the related piece of Land and paid off the outstanding balance of principal and accrued interest and the Land Note was closed. As a result, the Company recognized a gain on sale totaling approximately $390,000 and is included in gain on sale of property and equipment on the accompanying consolidated statement of operations during the year ended December 31, 2022.

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the "Acquisition Note") for the principal amount of $1,448,458. The Acquisition Note requires monthly installment payments of $15,833 plus interest at Prime plus 2.75% through March 2031. The Acquisition Note is collateralized by all assets of Cartridge and guaranteed by the former majority owners of Cartridge. At December 31, 2022, the Company was not in compliance with certain negative covenants of the Acquisition Note, due to the change in ownership. As a result, the outstanding balance of the Acquisition Note totaling $1,432,626 was classified as current on the accompanying consolidated balance sheet. During 2023, the Company entered into a forbearance agreement with the bank, in which the bank agreed to forbear its rights and remedies against the Company, subject to certain stipulations, as defined. During September 2023, the Company entered into a loan modification agreement which required guarantees of the debt by certain members. The loan modification agreement was retroactive to the expiration of the forbearance agreement in June 2023. At December 31, 2023, the Company was in violation of a financial covenant which was waived by the bank. At December 31, 2023, the outstanding balance on the Acquisition Note is $1,290,126.

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the "Van Note") for the principal amount of $17,491. The Van Note requires monthly installment payments of $500, including interest at 3.50% through January 2027. The Van Note is collateralized by an asset of Cartridge and guaranteed by the former majority owners of Cartridge. In March 2023, the Company paid off the remaining outstanding balance of the Van Note. As of December 31, 2022, the outstanding balance of the Van Note is $17,491.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

5. LONG-TERM DEBT (Continued)

During 2023, the Company entered into three separate loans totaling $597,762 with the third party who provides the POS platform to the Company. Loan payments are based on daily holdbacks of 13.2% of the credit card receipts at the Cleveland, Columbus, and Pinecrest locations. The loans are non-interest bearing and have a target maturity and maximum loan term of 360 days and 420 days, respectively. The loans are collateralized by accounts receivable. As of December 31, 2023, the outstanding aggregate balance on the three loans is $525,401.

The Company entered into a Lease Termination and Settlement Agreement in November 2023 to terminate the lease at the Detroit location. To entice the landlord to enter into the lease agreement, the Company agreed to pay a termination fee of $824,417. The Company was required to pay an upfront fee of $50,000 and the landlord applied the rent deposit of $34,917 resulting in a net amount due of $739,500. The Company is required to pay $8,500 per month payable over 87 months commencing in December 2023 and maturing in February 2031. As the note is non-interest bearing, interest was imputed on the note based on the prime rate in effect as of the date of the agreement (8.50%). The imputed interest balance is reflected as a deduction to debt and is $181,100 at December 31, 2023. The net outstanding balance on the note is $541,401 at December 31, 2023. In addition to the termination fee payable, the Company also has an outstanding payable for back rent of $362,794 due to the landlord as of December 31, 2023. The payable accrues interest on a monthly basis and is reflected in accounts payable on the consolidated balance sheet. The payable for back rent and related accrued interest will be forgiven at the time the termination fee note is paid in full, however, if the Company defaults on any its obligations related to the termination fee note, the payable for the back rent and related accrued interest will be immediately due and payable.

As of December 31, 2023, total long-term debt outstanding and convertible notes (see Note 6) and unamortized debt issuance costs were $5,179,429 and $58,199, respectively.

At December 31, 2023, future maturities of long-term debt and convertible notes (see Note 6) are approximately as follows:

2024	$ 2,115,000
2025	369,000
2026	369,000
2027	1,519,000
2028	271,000
Thereafter	536,000
	$ 5,179,000

The terms of certain lines of credit and long-term debt agreements include certain non-financial covenants to be met, as defined.

Interest incurred on the lines of credit, long-term debt, and convertible notes (see Note 6), including amortization of debt issuance costs, amounted to approximately $528,000 and $476,000 for the years ended December 31, 2023 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

6. CONVERTIBLE NOTES AND RELATED PARTY DEBT

During 2019, the Company issued convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement. During 2021, the Company offered a voluntary prepayment to the holders of the 2019 Convertible Notes which resulted in the Company issuing 7,089,404 Class A Units equal to $730,142. Based on elections of the 2019 Convertible Notes note holders, the Company paid $440,000 of principal to certain noteholders. During 2022, the Company issued 3,783,784 Class A Units equal to $350,000. Based on elections of the 2019 Convertible Notes note holders, the Company paid $750,000 of principal to certain noteholders. This final payment and conversion closed the 2019 Convertible Notes. As of December 31, 2023 and 2022, accrued and unpaid paid-in-kind interest is $64,412.

In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes accrue interest at an annual rate of 10% and mature in February 2025. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity.

During June 2021, the Company issued an unsecured revolving note (the “Member Note”) for the amount of $450,000, payable on demand to a member of the Company. Interest is payable monthly at the Prime rate. As of December 31, 2023 and 2022, the total outstanding balance of the Member Note is $450,000. The note has been classified as current, as the Company anticipates to repay the principal outstanding balance during 2024.

During February 2022, the Company issued multiple revolving promissory notes to members (collectively, the 2022 Revolving Notes) in an aggregate maximum principal amount of $750,000. Advances on the 2022 Revolving Notes accrue interest at an annual rate of 10%, payable quarterly, and mature in February 2027. As of December 31, 2023 and 2022, the total outstanding balance of the 2022 Revolving Notes plus paid-in-kind interest is $859,675 and $815,925, respectively.

During March 2022, the Company issued a line of line of credit note to a member in the amount $400,000. Borrowings on the line of credit accrue interest at an annual rate of 10%, payable quarterly, and is due on demand. As of December 31, 2023 and 2022, the total outstanding balance of this line of credit is $454,565 and $431,232, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

6. CONVERTIBLE NOTES AND RELATED PARTY DEBT (Continued)

In December 2022, the Company issued a series of unsecured promissory notes to members (collectively, the Cartridge Related-Party Notes) in an aggregate principal amount of $180,000. The Cartridge Related-Party Notes accrue interest at an annual rate of 10% and mature in June 2026. The notes require monthly interest-only payments beginning in January 2023. Beginning in July 2023, the Cartridge Related-Party Notes require monthly installment payments of $4,178 plus interest. In January 2023, the Company raised an additional $220,000 as part of this Note. In August 2023, the Company paid the notes in full. At December 31, 2022, the outstanding balance on the notes was $180,000.

In December 2022, the Company issued a series of interest-free promissory notes to the sellers of Cartridge, in consideration of the business acquisition (see Note 2), (collectively, the Seller Notes) in an aggregate principal amount of $166,316. The Seller Notes require various semi-annual principal payments beginning in December 2023 and mature at various dates through December 2026. At December 31, 2023 and 2022, the total outstanding balance of the Seller Notes is $166,316.

The Company has $170,498 in payables due to related parties for services provided to the Company during 2023. The payables are short-term and are included in current liabilities on the consolidated balance sheet.

In February 2024, the Company entered into an unsecured promissory note in the amount of $1,258,840 with a member of the Company. The note refinanced approximately $1,000,000 of debt included in the notes above. In addition, the Company issued a $250,000 unsecured promissory note with the same member in March 2024.

7. LEASES

The Company maintains operating leases for its operating facilities and property from various third parties and a related party under non-cancelable operating leases, expiring at various times through June 2040. Multiple operating facility leases include the option to extend the lease for up to 10 years. These renewal options are included in the lease term as management determined the Company was reasonably certain to exercise such options.

At December 31, 2023 and 2022, and for the years then ended, other information about the Company's leases are as follows:

	2023	2022
Third party operating lease expense (included in selling, general, and administrative expense):	$ 836,058	$ 546,394
Related party operating lease expense (included in selling, general, and administrative expense):	$ 128,383	$ 370,173
Other information:		
Weighted average remaining lease term	14.0 years	14.1 years
Weighted average discount rate	2.62%	2.01%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

7. LEASES (Continued)

The following is a schedule by year of approximate future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2023:

	Related Party	Third Party	Total
2024	$ 208,000	$ 483,000	$ 691,000
2025	379,000	491,000	870,000
2026	391,000	490,000	881,000
2027	398,000	502,000	900,000
2028	400,000	513,000	913,000
Thereafter	3,395,000	5,170,000	8,565,000
Total undiscounted cash flows	5,171,000	7,649,000	12,820,000
Less: Present value discount	675,000	1,532,000	2,207,000
Total operating lease liabilities	$ 4,496,000	$ 6,117,000	$ 10,613,000

8. RETIREMENT PLAN

The Company maintains a multiple employer 401(k) plan (the Plan) for all eligible employees in which employees may elect to defer a portion of their eligible compensation. During the years ended December 31, 2023 and 2022, the Company contributed approximately $25,000 and $22,000, respectively.

9. MEMBERS' EQUITY

Class A and Class B units were entitled to voting rights, as defined in the Company's operating agreement. Class C units were non-voting. The Company was authorized to issue an unlimited amount of each class of unit. To the extent funds were available, the Company made distributions to the members that enabled them to pay federal, state, and local taxes attributable to their units based upon their allocation of taxable income, if any, for the period. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after satisfaction of all debts, liabilities, and obligations of the Company, the excess cash balance would have been paid to the unit holders in accordance with the distribution rights as defined in the Company's operating agreement.

Effective December 31, 2023, all units were converted into Class A units in Hopportunity or common shares in Saucy Brew Works, Inc. (see Note 1).

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 23, 2024, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure except those disclosed elsewhere in the notes to the consolidated financial statements.

Saucy Brew Works SE2, LLC

Financial Statements
December 31, 2023 and 2022

Cohen & Co

cohencpa.com

SAUCY BREW WORKS SE2, LLC

DECEMBER 31, 2023 AND 2022

TABLE OF CONTENTS

Cohen & Co

Independent Auditor's Report

Members
Saucy Brew Works SE2, LLC

Opinion

We have audited the accompanying financial statements of Saucy Brew Works SE2, LLC, which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of operations, members' equity, and cash flows for the years then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works SE2, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saucy Brew Works SE2, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works SE2, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saucy Brew Works SE2, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works SE2, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

Cohen & Company Ltd.

Cleveland, Ohio
April 23, 2024

BALANCE SHEET

DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS		
CURRENT ASSETS		
Cash	$ 2,951	$ 30
INVESTMENT IN SAUCY BREW WORKS, LLC	517,887	405,122
	$ 520,838	$ 405,152
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES	$ -	$ -
LONG-TERM LIABILITIES	-	-
MEMBERS' EQUITY	520,838	405,152
	$ 520,838	$ 405,152

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

	2023	2022
REVENUE	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	50	100
NET LOSS	$ (50)	$ (100)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

	UNITS	AMOUNT	ACCUMULATED DEFICIT	TOTAL MEMBERS' EQUITY
BALANCE - DECEMBER 31, 2021	451,530	$ 404,503	$ -	$ 404,503
Contributions from members	-	749	-	749
Net Loss	-	-	(100)	(100)
BALANCE - DECEMBER 31, 2022	451,530	405,252	(100)	405,152
Contributions from members	264,815	115,736	-	115,736
Net loss	-	-	(50)	(50)
BALANCE - DECEMBER 31, 2023	716,345	$ 520,988	$ (150)	$ 520,838

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

	2023	2022
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (50)	$ (100)
Adjustments to reconcile net income to net cash used in operating activities	-	-
Changes in operating assets and liabilities	-	-
Net cash flow used in operating activities	(50)	(100)
CASH FLOW USED IN INVESTING ACTIVITY		
Investment in Saucy Brew Works, LLC	(112,765)	(1,458)
	(112,765)	(1,458)
CASH FLOW PROVIDED BY FINANCING ACTIVITY		
Contributions from members	115,736	749
	115,736	749
NET INCREASE (DECREASE) IN CASH	2,921	(809)
CASH - BEGINNING OF PERIOD	30	839
CASH - END OF PERIOD	$ 2,951	$ 30

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Saucy Brew Works SE2, LLC (the Company) is an Ohio limited liability company, formed on April 19, 2021, which was created for the exclusive purpose of (i) directly acquiring, holding, and disposing of Class C membership interests in Saucy Brew Works, LLC, an Ohio limited liability company (Saucy Brew Works), and raising capital in one or more offerings made in compliance with 17 C.F.R. 227.100 *et seq*. (Regulation Crowdfunding), and (ii) to take any and all actions necessary, appropriate, or incidental to the accomplishment of the foregoing purpose or to the protection and benefit of the Company. The Company does not have any current, nor does it plan to have in the future, operating activities outside of the purposes listed herein.

Investment in Saucy Brew Works, LLC

The Company accounts for its investment in Saucy Brew Works in accordance with Accounting Standards Codification 321, *Investments – Equity Securities*, which provides for investments in equity securities without a readily determinable fair value to be measured at cost, less impairment, if any. The Company reviews the carrying value of the investment for impairment whenever events or circumstances indicate that the carrying value may not be recoverable from the estimated future undiscounted cash flows expected to result from the investment. Management noted no such impairment during the year ended December 31, 2023 and 2022.

Reimbursement of Company Expenses

Pursuant to the terms of the Reimbursement Agreement between the Company and Saucy Brew Works dated as of April 19, 2021, Saucy Brew Works shall bear all costs and expenses attributed to Company activities and shall reimburse the manager, as defined, for all such costs and expenses paid thereby on behalf of the Company. During the years ended December 31, 2023 and 2022, Saucy Brew Works incurred approximately $50,860 and $100 of expenses, respectively, on behalf of the Company. All such expenses were related to the cost of raising capital.

Accounting Estimates

Management uses estimates and assumptions in preparing its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used and such differences may be material.

Income Taxes

The members of the Company elected for the Company to be taxed as a corporation under the provisions of the internal revenue code.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the years ended December 31, 2023 and 2022, the Company did not have a liability for unrecognized tax benefits.

Subsequent Events

Management has evaluated subsequent events through April 23, 2024, the date the financial statements were available to be issued.

2. MEMBERS' EQUITY

The capital structure of the Company will consist of one class of units, which constitute membership interests in the Company. A unit is the measure of member's interest in the Company's distributions, profits, losses, and an undivided interest in the holder's capital account balance. Any debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations, and liability of the Company and no member will be obligated personally for any such debt, obligation, or liability solely by reason of being a member in the Company. Each member shall have the right to direct the manager, on behalf of the Company, to assert the rights under applicable state and federal laws that such member would have if such member invested directly in Saucy Brew Works.

3. INCOME TAXES

During the years ended December 31, 2023 and 2022, the Company incurred a taxable loss of approximately $84,000 and $100,000, respectively, resulting in net operating loss carryforwards of $216,000 and $132,000, respectively, of which the entire amount is available indefinitely. As a result, the Company has recorded deferred tax assets of $45,000 and $28,000 at December 31, 2023 and 2022, respectively. Management has determined that it is more likely than not that the deferred tax assets will not be realized and, as such has a recorded a valuation allowance for the full amount at December 31, 2023 and 2022. The change in the valuation allowance was $17,000 and $21,000 for the years ended December 31, 2023 and 2022, respectively.

CERTIFICATION

I, Brent Zimmerman, Principal Executive Officer of Hopportunity Holding Company LLC, hereby certify that the financial statements of Hopportunity Holding Company LLC included in this Report are true and complete in all material respects.

Brent Zimmerman

CEO